Exhibit (p)(6)

Policy Number: I-A-045 Effective Date: March 31, 2021

Personal Securities Trading Policy

Level 3 Policy

Publication Date	March 29, 2021
Effective Date	March 31, 2021 for all changes (except requirements related to Approved Brokers for employees based in UK and India - June 30, 2021)
Applicable to	All BNY Mellon Employees
Policy Owner	Steven Wachtel Global Head of Securities Trading Compliance
Policy Author	Same as above
Periodic Review	12 months

PUBLIC

1. Summary

Personal trading investments can lead to actual or perceived conflicts of interest which can undermine the integrity of the actions of the Bank of New York Mellon Corporation, its subsidiaries and affiliates that are majority owned (the “Firm”).

The Firm is subject to various laws and/or regulations governing the personal trading of Securities/Financial Instruments (as defined in Section 7.1 of this Policy and collectively referenced as “securities”). The Firm has established limitations on personal trading so that employees’ personal securities investments are conducted in compliance with the applicable rules and regulations and are free from actual or perceived conflicts of interest.

2. Purpose

This Policy sets out the global minimum obligations and restrictions related to personal securities transactions for all employees, including requirements and prohibitions related to the following:

• Avoidance of conflicts of interest

• Trading in Firm securities

• Trading in Non-Firm securities

• Initial Public Offerings

• Private Placements

• Firm-affiliated Volcker Covered Funds

This Policy also articulates additional requirements and restrictions for Monitored Employees who are likely to receive Firm or client information as normal course in their roles. These additional responsibilities include, but are not limited to, the following:

• Filing of reports via the Personal Trading Assistant (PTA), the Firm’s electronic personal trading monitoring system

• Providing duplicate statements and trade confirmations directly to the Firm

• Preclearance prior to trading

• Prohibition on short term trading

3. Applicability/Scope

This Policy applies to all employees of the Firm when trading in securities unless such securities are listed as “Exempt” under Section 7.1. Where indicated, this Policy may also apply to “Indirect Accounts,” as defined in Section 7.1 of this Policy.

An employee is defined as a Director (excluding non-employees), Officer, Agent, Temporary Worker, Contractor, Intern or any other person who works for the Firm, regardless of their duration of employment or contract.

Where business/country-specific requirements are more stringent than those set out within this Policy, the business or country-specific rules prevail and you must also comply with such rules.

4. Principal Requirements for all Employees

4.1 Principal Requirements for all Employee s

Failure to comply with any requirement in this Policy may subject you to discipline, up to and including termination of employment and referral to law enforcement, when required.

4.1.1 Avoidance of Conflicts of Interes t

You must not put your own interests ahead of the Firm and its clients. You must, comply with all applicable legal requirements, securities laws and the Code of Conduct. Employees must treat all Firm and client information as confidential. Refer to the Firm’s Code of Conduct for additional guidance. You are prohibited from placing transactions in securities if this would create, or be perceived to create a conflict of interest between you, your clients or the Firm. In accordance with securities and/or Market Abuse laws, you are prohibited from engaging in Insider Trading, trading while in possession of Material Non-Public Information (MNPI) as defined by the Firm’s Information Barrier Policy (I-A-046), Front Running (as defined in Section 7.1 of this Policy) or any other potential market manipulative trading activity.

If you possess MNPI or have knowledge about client holdings, transactions, or recommendations, you must not:

• Engage or attempt to engage in trading on the basis of such information

• Recommend that another person engages in dealing or induce another person to engage in trading on the basis of the information; or

• Unlawfully disclose the information (Tipping)

4.1.2 Trading in BNY Mellon Securitie s

If you invest or trade in Firm securities, you must be aware of your responsibilities and be sensitive to even the appearance of impropriety. The following prohibitions apply to all transactions in the Firm’s publicly traded securities, whether owned directly (i.e., in your name) or indirectly (see definition of Indirect Ownership in Section 7.1 of this Policy. The following activities are prohibited:

• Short Sales

• Short-Term Trading: Defined as purchasing and selling, or selling and purchasing Firm securities within any 60 calendar day period. If you engage in short-term trading, you will be required to disgorge profits as determined by the Employee Compliance/Securities Trading Conduct group. This includes transactions in the Firm related employee benefit plans such as the BNY Mellon 401(k).

• Margin Transactions: However, you may use Firm securities to collateralize full-recourse loans for non-securities purposes or for the acquisition of securities other than those issued by the Firm.

• Option Transactions: Defined as any derivative transaction involving or having its value based upon any securities issued by the Firm, including the buying and writing of over-the-counter and exchange traded options.

• Major Firm Events: Non-publicly announced events of which you have knowledge (prohibition will expire 24 hours after a public announcement is made).

4.1.3 Prohibitions When Trading in Non-Firm Securitie s

You must be sensitive to any impropriety in connection with your personal securities transactions in securities of any issuer, including those owned indirectly (see Indirect Ownership defined in Section 7.1). You are prohibited from:

• Engaging in FX derivative trading

• Spread Betting: Taking bets on securities pricing, including FX spread-betting to reflect market/currency movement activities

• Short Selling

4.1.4 Initial Public Offerings (IPO )

You are prohibited from acquiring securities through an allocation by the underwriter of an IPO without the prior approval of the Employee Compliance/Securities Trading Conduct group. Approval is only likely to be given in the following circumstances:

• The allocation comes through an employee of the issuer who has a direct family relationship to the Firm employee

• The issuance is arranged by governments to promote the public ownership of previously state owned assets

• Where a bank, savings and loan or insurance company converts from a structure owned by policyholders to one owned by investors (demutualization)

Approval may not be available to employees of registered broker-dealers due to certain laws and regulations (e.g., FINRA rules in the U.S.). If you have any questions as to whether a particular offering constitutes an IPO, consult the Employee Compliance/Securities Trading Conduct group before submitting an indication of interest to purchase the security.

4.1.5 Private Placement s

You are prohibited from acquiring any security in a private placement unless you obtain prior written approval from the Employee Compliance/Securities Trading Conduct group, your Manager and Compliance Officer. Refer to MySource to obtain a copy of the Private Placement/Volcker Covered Fund to initiate the approval request Additional requirements include:

• If you are holding an investment of a privately-held (i.e., not traded on an exchange) Firm affiliated fund and you wish to divest all or a portion of your investment, you are required to obtain pre-approval from the Employee Compliance/Securities Trading Conduct group prior to redemption. Refer to MySource for a copy of the request Affiliated Fund Request form.

• The Employee Compliance/Securities Trading Conduct group will generally not approve any private placement requests that appear to present an actual or potential conflict of interest. This includes instances where, among other things, the opportunity is being offered to you by virtue of your position with the company or its affiliates or your relationship to a managed fund or account and whether or not the investment opportunity being offered to you could be re-allocated to a client. So that no actual or potential conflict exists between the proposed private placement purchase and the interests of any managed fund or account, you must comply with any and all requests for information and/or documentation necessary for the Employee Compliance/Securities Trading Conduct group.

• Within 30 days of being designated a Monitored Employee (see Sections 4.2 to 4.4 for information), you must disclose any existing private placement securities to the Employee Compliance/Securities Trading Conduct group who will determine if you will be permitted to continue to hold the investment.

4.1.6 BNY Mellon Affiliated Volcker Covered Fund s

You are prohibited from acquiring any initial or subsequent investment in a Firm affiliated Volcker Covered Fund (Refer to the Volcker Compliance site on MySource) unless you obtain prior written approval from the Employee Compliance/Securities Trading Conduct group, your Manager and Compliance Officer. Unless your job duties are directly related to providing investment advisory, commodity trading advisory or “other services” to the fund, your investment in such funds will not be permitted. Refer to MySource for a copy of the Private Placement/Volcker Covered Fund request form.

If you are newly hired and you hold an investment (either directly or indirectly) in an affiliated Firm Volcker Covered Fund you must receive permission to continue to hold that investment. You must disclose your investment within 30 calendar days of your hire date. Refer to MySource for a copy of the Private Placement/Volcker Covered Fund request form. You may be required to divest your ownership interest.

4.2 Monitored Employee s

If you are determined to be at risk for receiving Firm or client information as described below, your personal trading and accounts where you have Indirect Ownership (as defined in Section 7.1) are required to be monitored and you are thus deemed a Monitored Employee. There are strict limitations on such trading for Monitored Employees as further described in Section 4.4.

Monitored Employees are employees who, as a routine and normal course of their job:

• Are deemed to be at a high risk of receiving MNPI of issuer clients (generally, certain employees located in Private Side businesses as defined by the Firm’s Information Barrier Policy I-A-046.

• Have nonpublic information regarding advisory client’s purchase or sale of securities or nonpublic information regarding the portfolio holdings of a Proprietary Fund, is involved in making securities recommendations to advisory clients, or has access to such recommendations before they are public.

• Have foreknowledge of the clients trading positions or plans such that the information may elevate the risk of Front Running or similar manipulative trading.

• Have access to inside information with respect to the Firm’s financial results in advance of such results being released to the public.

• Required by regulation – employees who work for a company broker-dealer or investment adviser (or their equivalents).

4.3 Classifications of Monitored Employee s

The Firm has assigned Monitored Employees a classification that will correspond to the type of information they routinely are exposed to as performing their job duties. They are as follows:

Classification Type	Definition
Access Decision Maker (ADM) Employee

Employees within Investment Management who are Portfolio Managers or Research Analysts and make or participate in recommendations or decisions regarding the purchase or sale of securities for mutual funds or managed accounts. Portfolio Managers of broad-based index funds and traders are not typically classified as ADM Employees.

Insider Risk Employee

Employees who in the normal course of business are likely to receive MNPI regarding issuer clients. Typically includes employees in Issuer Services, Global Client Management and Treasury Services as well as certain Corporate Staff functions.

Investment Employee

Employees in the normal course of business who:

• Have access to nonpublic information regarding advisory client’s purchase or sale of securities or nonpublic information regarding the portfolio holdings of a Firm Proprietary Fund

• Are involved in making securities recommendations to advisory clients, or has access to such recommendations before they are public.

• Have foreknowledge of clients trading positions or plans such that the information may elevate the risk of Front Running
This classification typically includes employees in Investment and Wealth Management businesses as well as employees in other Public side businesses or Corporate Functions who have an elevated risk (clear access to pre-trade settlement information) of Front Running.

• Employees of a Firm business regulated by certain investment company laws. Examples are:

•  In the U.S., employees who are “advisory persons” or “access persons” under Rule 17j-1 of the Investment Company Act of 1940 or “access persons” under Rule 204A-1 of the Advisers Act.

• In the U.K., employees in companies undertaking specified activities under the Financial Services and Markets Act 2000 (Regulated Activities), Order 2001, and regulated by the Financial Conduct Authority.

• Any member of the Firm’s Senior Management who, as part of his/her usual duties, has management responsibility for fiduciary activities or routinely has access to information about advisory clients’ securities transactions.

Pre-Release Earning Group (PREG)	Includes all Executive Committee members, their administrative assistants and any individual determined by the Corporate

Employee	Finance Department to have access to the Firm’s earnings in advance of public announcements.
Broker Dealer Monitored Employee	Employees that by regulation are required to have their personal trading monitored.

4.4 Additional Requirements and Restrictions for Monitored Employee s

In addition to the requirements which apply to all employees as described in Section 3.1 of this Policy, all Monitored Employees are also subject to the additional requirements noted below. These requirements apply to all securities accounts and holdings, for which you have direct and indirect ownership.

4.4.1 Reporting for All Monitored Employee s

You are required to file various reports via the Personal Trading Assistant (PTA), the Firm’s electronic personal trading monitoring system. Required reports must also include any securities (except those deemed exempt as defined in Section 7.1), held outside of an account (for example, if you hold physical securities outside of a brokerage account, you must report those securities). You are required to file the following reports in order to be in compliance with the Policy:

• Initial Reports: Within 10 calendar days of being notified by the Employee Compliance/Securities Trading Conduct group you are a Monitored Employee, you must file an Initial Broker Accounts and an Initial Holdings Report. These reports must contain a listing of all accounts that trade, or are capable of trading, securities. Initial Holdings Reports must be an accurate recording of accounts and securities holdings within the preceding 45 days of your being deemed a monitored employee.

• Annual Reports: On an annual basis and within 30 calendar days after the end of the year, you must file an Annual Holdings Report. The report must contain an accurate and current listing of securities held in all accounts that trade, or are capable of trading securities.

• Ongoing Reporting: If you open a new account, or receive securities through a gift or inheritance, you must update your holdings in the PTA system within 10 calendar days of the event (i.e., account opening or date of receipt of securities). For gifts/inheritance, you must disclose the name of the person receiving or giving the gift or inheritance, date of the transaction, and name of the broker through which the transaction was effected (if applicable). A gift of securities must be one where the donor does not receive anything of monetary value in return. Preclearance is required for all reportable holdings that are being liquidated (e.g. an executor liquidating a portfolio).

• Updating Holdings: You are responsible for your securities holdings being accurate in the PTA System. This may require you to make manual adjustments for changes to your securities holdings (excluding exempt securities as defined in Section7.1 of this Policy) that occur as a result of corporate actions, dividend reinvestments, or similar activity. These adjustments must be reported as soon as possible, but no less than annually.

4.4.2 Additional Reporting for ADM and Investment Employee s

Further reporting requirements for ADM and Investment Employees include:

• Quarterly Reports (Investment and ADM employees only): Within 30 calendar days after the end of the quarter, you must file a Quarterly Transactions Report. The report must contain a list of all reportable transactions that occurred in the quarter. You must certify all broker accounts that are capable of trading in reportable securities and all reportable securities held. Your report must be current within 45 calendar days of the date the report is filed.

• Contemporaneous Disclosure Reports (ADM employees only): Prior to making or acting upon a portfolio recommendation (buy/hold/sell) in a security you have direct or indirect ownership, written authorization must be obtained. Under no circumstances may you provide portfolio recommendations or place trades based on their potential impact to your personal securities holdings, nor may you refuse to provide a recommendation or execute a transaction within the portfolio.to avoid submitting a Contemporaneous Disclosure. There are a limited number of transactions that are exempt from this requirement. More information, including a copy of the Contemporaneous Disclosure Form can be found on MySource.

4.4.3 Account Statements and Trade Confirmation s

Monitored Employees are required to provide duplicate statements and trade confirmations directly to the Firm. You must adhere to the following requirements:

• U.S., UK or India-based Monitored Employees
You must maintain all accounts with an approved broker-dealer (refer to MySource for the Approved Broker List). If you have securities held in a physical form or held directly with an issuer, you must provide copies of account statements and trade confirmations.

Note: The approved broker requirement for employees based in the U.K. or India will be effective June 30, 2021.

• All other Monitored Employees (non-U.S., non-U.K. or non-India-based Monitored Employees)
You must provide copies of account statements and trade confirmations to your designated local Compliance Officer, upon receipt or at least quarterly. You are also required to enter your trade confirmation details into the PTA System within 10 calendar days of the transaction. You may be compelled to move your accounts and hold them with an electronic broker-dealer where legally permissible and in jurisdictions where the Firm has made arrangements with a broker-dealer to provide automated electronic feeds to the PTA system. You will be notified when this requirement becomes effective within your jurisdiction and are no longer required to manually enter your trade details into PTA.

4.4.4 Preclearance Prior to Tradin g

• Monitored Employees must receive approval in the PTA system to trade any security unless the security is expressly Exempt as defined in Section 7.1 of this Policy. You must also obtain preclearance for trades made by indirect owners.
NOTE: if you are classified as a Broker Dealer Monitored Employee, you are not required to preclear trades in any security; and if you are classified as a PREG employee (see Section 3.7 of this Policy), you are only required to preclear trades in Firm securities (equities, fixed income, or derivatives) of The Bank of New York Mellon Corporation.

• Although preclearance approval does not obligate you to place a trade, you should not seek preclearance for transactions you do not intend to make. Do not discuss the response (e.g. approval or denial) to a preclearance request with anyone (excluding any account co-owners or indirect owners). If you have questions regarding a response to a trade request, contact the Employee Compliance/Securities Trading Conduct group.

• If you receive approval to trade, the trade must be executed by the close of business the following day in the local jurisdiction. For example, if you receive approval on Monday at 3 PM EST, the preclearance is only valid until the close of the trading day on Tuesday. You should be aware that all preclearance time stamps in the PTA are in EST.

• You are only permitted to place day only orders which are orders that expire at the end of the trading day. Orders that extend beyond a single trading day, such as “good-until-cancelled” or similar orders, are not permitted.

• You may also be subject to additional approvals, for example approval from your supervisor, depending upon your classification. Please check with your local Compliance Officer for additional information.

4.4.5 Additional Preclearance Restrictions for ADM and Investment Employees (de minimis limits )

ADM and Investment Employees will generally not be given preclearance approval to execute a transaction in any security that appears on their business unit’s Blackout List (as defined in Section 7.1).

4.4.5.1 Approval for De Minimis Transactions for ADM Employees and Investment Employees for Securities on Blackout Lis t

• ADM and Investment Employees are eligible to receive approval for two de minimis trades in the securities of any one issuer in each calendar month even if the security is on the Blackout List.
De Minimis transactions are as follows:

• ADMs: transaction limit of 100 shares or $10,000 (whichever value is greater) for companies with a market capitalization of $5 billion or higher.

• Investment Employees: transaction limit of up to $50,000 for companies having a market capitalization of $20 billion or more; 250 shares or $25,000 (whichever value is greater) for companies having a market capitalization between $5 billion and $20 billion; and $100 shares or $10,000 (whichever value is greater) for companies having a market capitalization between $250 million and $5 billion.
Note: Currency is listed in USD. Use the local currency equivalent outside of the US.

4.4.5.1.1.1 Additional Restrictions for ADM employees (7 Day Blackout Period )

• You are not permitted to buy or sell a security within 7 calendar days before and 7 calendar days after the investment company or managed account for which you are affiliated has effected a transaction in that security.

• Any trade initiated within the 7 Day Blackout Period is deemed a violation of Policy and as such you will be required to disgorge profits per the Employee Compliance/Securities Trading Conduct group in their sole discretion. This does not apply to approved de minimis transactions during the 7 day Blackout Period.

4.5 Managed Account s

If you have an account fully managed by a third-party (you have an investment management, trust or similar agreement) which specifically documents in writing that you are unable to direct trades in the account, you must contact the Employee Compliance/Securities Trading Conduct group to determine if the account is eligible for exclusion from the reporting requirements, providing duplicate account statements/trade confirms or preclearance requirements noted within this Policy. You must comply with all provisions of the Policy until the Employee Compliance/Securities Trading Conduct group deems the account to be excluded in writing.

If your account is approved as managed, you are required to complete an annual certification in PTA attesting that the account continues to be maintained under the account provisions the Employee Compliance/Securities Trading Conduct group relied upon to provide approval. In addition, you are required to provide copies of statements to the Employee Compliance/Securities Trading Conduct group when requested.

4.6 Prohibition on Short-Term Tradin g

• Non-Firm Securities: Employees classified as ADM, Investment and Insider Risk are prohibited from engaging in short-term trading. Short term trading is defined as the purchasing then selling, or selling then purchasing, the same or equivalent (derivative) security within 30 calendar days. PREG and Broker-Dealer Monitored employees are not subject to a holding period for non-Firm securities.

• Firm Securities: All employees are prohibited from purchasing then selling, or selling then purchasing any Firm securities (Firm securities include any securities issued by The Bank of New York Mellon Corporation and its subsidiaries, including, but not limited to, shares of common stock, preferred stock or bonds of the Firm) within 60 calendar days.
Employees who engage in short-term trading in non-Firm securities (within 30 calendar days) or Firm securities (within 60 calendar days) will be issued a violation and any profits realized must be disgorged.

Example: Transactions resulting in a position that is liquidated (sell), and then a new position is re-established (buy), would meet the criteria for a profit disgorgement.

• Profit is based upon the difference between the most recent purchase and sale prices for the most recent transactions. You should be aware that profit for disgorgement purposes may differ from the capital gains calculations for tax purposes.

• The disposition of any disgorged profits will be at the discretion of the Firm to a bona fide and legally permitted charity. You will be responsible for any tax and related costs.

• Profit disgorgement, where applicable, is not required for any security that is deemed Exempt (as defined in Section 7.1 of this Policy) and trades in Proprietary Funds conducted within the BNY Mellon 401(k).

4.7 Specific Restrictions for PREG Employee s

Every quarter the Firm imposes a restriction on PREG employees. As such, you are prohibited from trading in the Firm’s securities from 12:01 AM Eastern Standard Time, on the 15th day of the month preceding the end of each calendar quarter through the first trading day after the public announcement of the Firm’s earnings for that quarter.

For example, if earnings are released on Wednesday at 9:30 AM Eastern Standard Time, you may not trade the Firm’s securities until Thursday at 9:30 AM Eastern Standard Time. Non-trading days, such as weekends or holidays, are not counted as part of the restricted period. At its discretion, the Firm may extend the blackout period for some or all PREG Employees. You will be notified if there is such an extension.

The Blackout Period includes trades in various employee plans. Specifically, you may not make payroll deductions, investment elections changes or reallocation of balances that might impact your holdings in company stock in the BNY Mellon 401(k) Plan; you may not exercise options granted through the employee incentive compensation or similar plan; you may not enroll in, or make payroll deduction changes, in your Employee Stock Purchase Plan.

If you trade Firm securities made during the Blackout Period, you must unwind the trade and surrender profits as determined by the Firm in its sole discretion. Any losses due to the unwinding are yours to incur. Further, you may be subject to disciplinary action or referral to law enforcement when necessary.

5. Governance and Responsibilities

5.1 All Employees are responsible for :

• Adhering to all sections of this Policy as it relates to their role.

• Immediately contacting the Employee Compliance/Securities Trading Conduct group or your Compliance Officer (or anonymously through the Firm’s Ethics Help Line or Ethics Hot Line) if a known or suspected violation of this Policy occurred.

5.2 Businesses and Corporate Function s

Management of the Firm’s Business and Corporate Staff groups are responsible for:

• Classifying employees and developing business line polices/procedures to describe the protocols for assigning classifications that are consistent with this this Policy, seeking guidance from Compliance as needed.

• Retaining accurate records of each employee’s classifications in their business unit, maintaining proper controls so that the classifications are current and providing an attestation to Compliance that the classification of the employees are accurate, when requested.

• Communicating employees’ classification and overseeing staff so that they are properly trained on the Policy requirements.

• Overseeing the timely completion of all required reports, violation notices and certifications as required by this Policy.

• Constructing (and keeping current) a list of securities appropriate for Policy restrictions; typically this will consist of trading systems required for employee monitoring, portfolio manager codes, and designated approvers. Generally this detail will be required only in instances where a Business or Corporate Functions have staff classified as an Investment or ADM employee.

• When required, providing timely and accurate updates to the list of Proprietary Funds (those that are advised, sub-advised or underwritten by the business) to the Employee Compliance/Securities Trading Conduct group.

5.3 Employee Compliance/Securities Trading Conduct Grou p

The Employee Compliance/Securities Trading Conduct group is responsible for:

• Maintaining all necessary records to demonstrate compliance with this Policy in a readily accessible place, for seven years from their creation. This includes but is not limited to versions of this Policy, record of employee violations and actions taken, holdings and transaction reports required by this Policy, list of monitored employees and their classifications, and lists of securities appropriate for restriction as reported by a Line of Business and/or Corporate Function.

• Treating employee related records as “highly confidential”, to the extent permissible by law.

5.4 Compliance Officer s

Compliance Officers are responsible for:

• Providing policy training to employees when requested by the Employee Compliance/Securities Trading Conduct group.

• Reporting compliance with this Policy, including detail on violations, to Legal Entity and Fund Boards, as required by law, regulation or policy.

• When requested by the Employee Compliance/Securities Trading Conduct group, approving requests for investment.

5.5 Legal Departmen t

The Legal Department is responsible for providing legal analysis of new and revised legislation of all jurisdictions regarding personal securities trading laws and regulations and participating in the review of material policy amendments.

5.6 Technology Departmen t

The Technology Department is responsible for providing support for internally hosted applications so that systems function properly, including various files are properly loaded into the system, developing an alert process to detect any failed or non-received files, and adequately testing all software updates or hardware installations.

6. Adherence and Control

Failure to comply with any aspect of this Policy may result in the imposition of serious sanctions and employee will be issued a violation notice. You may also receive additional sanctions, which include, but are not limited to, the disgorgement of profits, cancellation of trades, selling of positions, and suspension of personal trading privileges, and may result in an employee being subject to corrective action as outlined in Managing Performance and Conduct Through Corrective Action (II-H-610-US) for U.S.-based employees (or the applicable corrective action policy for non-U.S. based employees),1 up to and including termination of employment and referral to law enforcement, when required.

If you know of or suspect a violation of this Policy has occurred, immediately contact the Employee Compliance/Securities Trading Conduct group or your Compliance Officer. You may also report known or suspected violations anonymously through the Firm’s Ethics Help Line or Ethics Hot Line.

Amendments to or waivers of any requirements discussed above are at the discretion of the Chief Compliance Officer or their designee. When required, the concurrence of other officers or directors of the Firm may also be needed. Any waiver or exemption must be evidenced in writing to be valid.

1. View the Policies Portal or consult your local HR Partner for the policy for the relevant jurisdiction.

7. Appendices

7.1 Definition s

Term	Definition/Meaning of Term
Automatic Investment Plan

A program in which regular periodic purchases (withdrawals) are made automatically to/from investment accounts in accordance with a predetermined schedule and allocation. Examples include: Dividend Reinvestment Plans (DRIPS), payroll deductions, bank account drafts or deposits, automatic mutual fund investments/withdrawals (PIPS/SWIPS), and asset allocation accounts.

Blackout List	List of securities submitted by a Business Unit for which there are pending or executed transactions for an affiliated account (other than an index fund).
Firm Securities	Include any securities issued by The Bank of New York Mellon Corporation and its subsidiaries, including, but not limited to, shares of common stock, preferred stock or bonds of the Company.
Exempt Securities/Financial Instruments (Collectively “Exempt Securities” or “Exempt”)

All securities require reporting and preclearance unless expressly exempt by this Policy. The following securities are exempt for all classifications of employees:

• Cash, cash-like securities, such as bankers’ acceptances, bank CDs and time deposits, money market funds, FX spot transactions, commercial paper and repurchase agreements.

• Cryptocurrencies, regardless of where they are held (in brokerage exchange accounts or in personal cryptocurrency wallets).
Note: Direct participation investments in Initial Coin Offerings (ICOs), pooling money with others with the intent to invest in digital assets or cryptocurrencies and creating investment vehicles to sell interest in Limited Partnerships (LPs) or Master Limited Partnerships (MLPs) for the purpose of investing in digital assets

• or cryptocurrencies are all considered to be private securities transactions that must be reported.

• Employee investments in their sovereign governments. Obligations of other instrumentalities or quasi-government agencies are not exempt.

• Securities issued by open-end investment companies (i.e., mutual funds and variable capital companies) that are not Proprietary Funds. Proprietary Funds are exempt for employees classified as Insider Risk.

• Securities in retirement plans properly organized under local law of companies not associated with the Firm (e.g., spouse’s plan, previous employer’s plan, etc.). This exemption is not applicable to any plan wherein the trades can be directed in common stock by the account holder.

• Securities in college tuition plans for dependents properly organized under local law. It should be noted that this exemption is not applicable securities that are deemed to be a Proprietary Fund for employees classified as an ADM and Investment Employees.

• Fixed annuities.

• Variable annuities, as long as the sub-accounts are not invested in Proprietary Fund sub-accounts.

• Securities held in approved non-discretionary (managed) accounts.

• Non-financial commodities (e.g., agricultural futures, metals, oil, gas, etc.), currency, crypto-based currency, and financial futures (excluding stock and narrow-based stock index futures).

• Non-Proprietary ETFs are exempt from Preclearance but are required to be reported for ADM, Investment and Insider Risk Employees.

• Transactions that are involuntary (such as stock dividends or sales of fractional shares); however, sales initiated by

• brokers to satisfy margin calls are not considered involuntary.

• Transactions pursuant to the exercise of rights (purchases or sales) by an issuer made pro rata to all holders of a class of securities, to the extent such rights were acquired from such issuer.

• Sales effected pursuant to a bona fide tender offer.

• Transactions pursuant to an automatic investment plan, including payroll withholding to purchase Proprietary Funds.

Front Running	The purchase or sale of securities for your own or the company’s accounts on the basis of your knowledge of the company’s or company’s clients trading positions or plans.
Index Fund

An investment company or managed portfolio (including indexed accounts and model driven accounts) that contain securities in proportions designed to replicate the performance of an independently maintained, broad-based index or that is based not on investment discretion but on computer models using prescribed objective criteria to replicate such an independently maintained index.

Indirect Ownership

Generally, you are the indirect owner of securities if you are named as power of attorney on the account or, through any contract, arrangement, understanding, relationship, or otherwise, you have the opportunity, directly or indirectly, to share at any time in any profit derived from a transaction in them. This includes trades which are effected by or on behalf of the employee when the trade is carried out for the account of any of the persons referenced below. Common indirect ownership situations include, but are not limited to:

• Securities held by members of your Immediate Family by blood, marriage, adoption, or otherwise, who share the same household with you;
“Immediate Family” includes any person with whom they have a family relationship, or whom they have close

• links, such as your spouse, domestic partner, children (including stepchildren, foster children, sons-in-law and daughters-in-law), grandchildren, parents (including step-parents, mothers-in-law and fathers-in-law), grandparents, and siblings (including brothers-in-law, sisters-in-law and stepbrothers and stepsisters):

• Any person in conjunction with whom the employee has a direct or indirect material interest in the outcome of the trade – other than obtaining a fee or commission for the execution of the trade;
Employees must consider this requirement and report trades which fit under the above definition to avoid violations and breaches of both regulations and Policy.

Initial Public Offering (IPO)	The first offering of a company's securities to the public.
Investment Clubs

Organizations whose members make joint decisions on which securities to buy or sell. The securities are generally held in the name of the investment club. Prior to participating in an investment club, all Monitored Employees are required to obtain written permission from their local Compliance Officer to participate in the club. If permission is granted, the account is subject to all aspects of this Policy.

Investment Company

A company that issues securities that represent an undivided interest in the net assets held by the company. Mutual funds are open-end investment companies that issue and sell redeemable securities representing an undivided interest in the net assets of the company.

Money Market Fund	A mutual fund that invests in short-term debt instruments where its portfolio is valued at amortized cost so as to seek to maintain a stable net asset value (typically of $1 per share).
Non-Discretionary (Managed) Account	An account in which the employee has a beneficial interest but no direct or indirect control over the investment decision making process. Any such accounts of Monitored employees must be approved by the Employee Compliance/Securities Trading Conduct group in writing in order to be exempt from the reporting and preclearance requirements noted in this Policy.

Option	A security which gives the investor the right, but not the obligation, to buy or sell a specific security at a specified price within a specified time frame.
Short term trading in option positions

Opening and closing or closing and opening an option position within 30 days of each other or opening an option position within 30 days of expiration will result in any profits being subject to disgorgement. When opening an option position against an existing common stock holding you must have held that position for at least 30 days to avoid any profits being subject to disgorgement.

Private Placement

An offering of securities exempt from registration under various laws and rules, such as the Securities Act of 1933 in the U.S. and the Listing Rules in the U.K. Such offerings are exempt from registration because they do not constitute a public offering. Private placements can include limited partnerships, certain cooperative investments in real estate, co-mingled investment vehicles such as hedge funds, investments in privately-held and family owned businesses and Volcker Covered Funds. For the purpose of this policy, time-shares and cooperative investments in real estate used as a primary or secondary residence are not considered to be private placements.

Proprietary Fund

An investment company or collective fund for which a Company subsidiary serves as an investment adviser, sub-adviser or principal underwriter. The Proprietary Fund Listing can be found on MySource on the Compliance and Ethics homepage.

Securities/Financial Instruments (Collectively “Securities”)	Any investment that represents an ownership stake or debt stake in a company, partnership, governmental unit, business or other enterprise. It includes stocks, bonds, notes, evidences of indebtedness, certificates of participation in any profit-sharing agreement, units in collective investment undertakings, collateral trust certificates and certificates of deposit. It also includes security-based derivatives and swaps and many types of puts, calls, straddles and options on any security or group of securities; fractional undivided interests in oil, gas, or other mineral rights; and investment contracts, variable life insurance policies and variable annuities whose cash values or benefits are tied to the performance of an investment account. Unless expressly exempt, all securities transactions are covered under the provisions of this policy (See exempt securities).

Short Sale	The sale of a security that is not owned by the seller at the time of the trade.
Spread Betting

A type of speculation that involves taking a bet on the price movement of a security. A spread betting company quotes two prices, the bid and offer price (also, called the spread), and investors bet whether the price of the underlying security will be lower than the bid or higher than the offer. The investor does not own the underlying security in spread betting, they simply speculate on the price movement of the stock.

Tender Offer	An offer to purchase some or all shareholders' shares in a corporation. The price offered is usually at a premium to the market price.
Volcker Covered Fund

Generally, a “Volcker Covered Fund” is a domestic or foreign hedge fund, private equity fund, venture capital fund, commodity pool or alternative investment fund (AIF) that is sold in a private, restricted or unregistered offering to investors who must meet certain net worth, income or sophistication standards or is sold to a restricted number of investors.
Generally, the fund is not registered with a securities/commodity regulator and therefore cannot be offered to the general or retail public unless the investor meets some type of qualification to demonstrate the investor does not need the protection of the securities or commodities regulations. A complete list of Covered Funds can be found at the Volcker Compliance Site on MySource or refer to the Volcker Covered Funds Policy (Corporate Policy I-A-049).

7.2 Addendums (if necessary )

N/A

7.3 Document Governanc e

7.3.1 Periodic Revie w

This Level 3 Policy will have a mandatory periodic review of 12 months.

Note: If this Policy requires changes outside of the periodic review date AND the Policy is reviewed in its entirety at such time that the changes are incorporated, the periodic review date will be refreshed.

7.3.2 Ownership/Question s

Ownership of this Policy lies with the Owner noted below. Questions should be directed to the Owner or Contact(s) noted below:

Policy Owner	Policy Approver	Version	Review and Approval Date	Next Review Date	Additional Contact(s) for Questions
Steven Wachtel Global Head of Securities Trading Compliance	Diane Hausman Global Head of Employee Compliance	13	December 22, 2020	December 22, 2021	securitiestradingpolicyhelp@bnymellon.com

7.4 Version Contro l

Version Number	Date of Change	Author (and Role of Author) of Change	Description of Change
15	March 29, 2021	Carol Cersosimo Manager Personal Securities Trading Group	Revised to remove reference to old policy; Correction of typo in Section 4.1.5.
14	January 26, 2021	Carol Cersosimo Manager Personal Securities Trading Group	Revised to reflect reporting requirement for Insider Risk employees for Non-

Proprietary ETFs
13	January 15, 2021	Steven Wachtel Global Head of Securities Trading Compliance

Streamlined employee classifications, added Approved Broker requirement for UK and India-based employees, updated indirect ownership section to comply with MiFID II and instituted a strict 30 day hold requirement for non-company securities.

12	January 15, 2019	Carol Cersosimo Manager Personal Securities Trading Group	Revised to transfer the classification responsibility from Local Compliance to the 1st Line of Business for Investment Services; removed reference to IEC Oversight and Senior Leadership Team Members.
11	June 8, 2018	Gerald DiMarco Manager Global Ethics Office	The document was reviewed and reapproved without changes, pending substantive revisions anticipated for July 2018.
10	April 3, 2018	Gerald DiMarco Manager Global Ethics Office	Revised to include existing requirement for pre-approval prior to divesting from an affiliated fund; other minor edits.

7.5 Document Hierarch y

Document Type	Name of Document	Relationship
Level 3 Policy	Employee Compliance Policy (II-A-600)	Parent

Tier III Procedure	Personal Securities Trading – Compliance (III-A-200)	Child
Tier III Policy	Risk Personal Securities Trading Policy (III-GG-420)	Child
Tier III Procedure	Technology Personal Securities Trading Administration Procedure (III-PI-1.057)	Child
Tier III Procedure	Personal Securities Trading: Overview (III-RG-041)	Child
Tier III Policy	Personal Securities Trading Policy (III-KW-7.05)	Child
Tier III Policy	Middle Office Personal Securities Trading Policy (III-PC-43.624)	Child
Tier II Policy	Investment Management Personal Securities Trading - Employee Classification Policy (II-K-010)	Child
Tier III Policy	Personal Securities Trading – AS (III-OA-0.039)	Child
Tier III Procedure	Personal Securities Trading (III-H-15)	Child
Tier III Procedure	CCM Personal Securities Trading Procedure (III-OB-1.1241)	Child
Tier III Procedure	Personal Securities Trading: Overview (III-OC-1.395-210)	Child
Tier II Policy	Operations Personal Securities Trading Policy (II-PC-10.100)	Child
Tier III Procedure	Depositary Receipts Securities Firewall and Personal Securities Trading Procedure (III-OD-1.106)	Child
Tier III Procedure	Personal Securities Trading (III-TS-1.197-105)	Child
Tier III Procedure	Personal Securities Trading (III-J-180)	Child
Tier III Procedure	Accounting Services Personal	Child

Trading Classification Procedure (III-PC-46.019)

7.6 Other Applicable Document s

Document Type	Name of Document
Tier I Policy	Code of Conduct (I-A-010)
Tier I Policy	Business Conflicts of Interest (I-A-035)
Tier I Policy	Information Barrier Policy (I-A-046)
Tier I Policy	Policy on Rule 10b5-1 Plans (I-C-170)
Tier I Policy	Market Abuse Policy (I-A-040)
Tier I Policy	Volcker Covered Funds Policy (I-A-049)
Tier I Policy	Managing Performance and Conduct through Corrective Action (II-H-610)